WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WoodRock Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite 600
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Dennis, III — (713) 654-0912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Dennis, III _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WoodRock Securities, L.P. _____, as of December 31 _____, 20 18 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



SANDRA GAIL SMITH
Notary Public, State of Texas
Comm. Expires 01-25-2022
Notary ID 5990127

_____
Signature

Designated Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
WoodRock Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WoodRock Securities, L.P. as of December 31, 2018, the related statements of income, changes in partners' capital, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WoodRock Securities, L.P. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WoodRock Securities, L.P.'s management. Our responsibility is to express an opinion on WoodRock Securities, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to WoodRock Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Opinion on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of WoodRock Securities, L.P.'s financial statements. The supplemental information is the responsibility of WoodRock Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

We have served as WoodRock Securities, L.P.'s auditor since 2006.

Houston, Texas

February 26, 2019

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$ 7,698,380
Prepaid expenses - affiliate	974,238
Prepaid expenses	40,001
TOTAL ASSETS	$ 8,712,619

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable	$ 1,910
Accrued Expenses	6,196
Line of Credit - Subordinate	7,500,000
TOTAL LIABILITIES	7,508,106
Partners' capital	1,204,513
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 8,712,619

The accompanying notes are an integral part of the financial statements.   3

Commissions and other revenues	$ 4,051,003
Management fee and administrative expense	(1,552,734)
Commissions expense	(626,073)
Net Income	$ 1,872,196

| | Limited Partners | | General Partner | |
	Texas Capital Bancshares, Inc	WoodRock, LLC	WoodRock Holdings GP LLC	Total
Balance, December 31, 2017	$ 515,430	$ (105,622)	$ (7,739)	$ 402,069
Contributions	123,448	1,800	-	125,248
Distributions	-	(1,195,000)	-	(1,195,000)
Net income	18,722	1,834,752	18,722	1,872,196
Balance, December 31, 2018	$ 657,600	$ 535,930	$ 10,983	$ 1,204,513

The accompanying notes are an integral part of the financial statements.   5

Suborinated borrowings at December 31, 2017	$	7,500,000
Increase:		
Revolving Line of Credit		-
Subordinated borrowings at December 31, 2018	$	7,500,000

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 4,307,795
Cash paid for management fees and expenses	(2,359,449)
Commissions paid to affiliate	(939,918)
Net cash provided by operating activities	1,008,428
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	125,248
Partner's Distributions	(1,195,000)
Net cash used by financing activities	(1,069,752)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(22,500,906)
Sale of investments	22,602,008
Net cash provided by investing activities	101,102
NET INCREASE IN CASH AND CASH EQUIVALENTS	39,778
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,658,602
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,698,380
RECONCILIATION OF NET INCOME TO NET CASH **PROVIDED BY OPERATING ACTIVITIES**	
Net income	$ 1,872,196
Adjustments:	
Gain on investment sales	$ (101,102)
Change in operating assets and liabilities:	
Increase in prepaid expense - affiliate	(750,213)
Decrease in accounts receivable	357,894
Increase in prepaid expenses	(33,684)
Decrease in commission payable	(313,845)
Decrease in accounts payable	(23,449)
Increase in accrued expenses	631
Net cash provided by operating activities	$ 1,008,428

The accompanying notes are an integral part of the financial statements.   7

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

The Partnership is located in Houston, Texas, and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(ii). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed. Texas margin taxes recorded for the year ended December 31, 2018 were $6,196.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December 31, 2018, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2015 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Investment banking fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

In 2018 the Partnership's main source of revenue was from investment banking fees. During the year ended December 31, 2018 commission revenue related to investment banking transactions was $3,418,750. This amount is included commissions and other revenues on the statement of income.

In 2014, Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, which superseded nearly all existing revenue recognition guidance under GAAP. The core principle of this standard is that revenue should be recognized for the amount of

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Revenue Recognition (CONTINUED)

consideration expected to be received for promised goods or services transferred to customers. This standard was effective for the Company for the annual reporting period beginning January 1, 2018. The Company has evaluated the new guidance and the adoption did not have an impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective
method of adoption was not necessary.

Management deems no allowance necessary for commissions receivable as the deal terms are agreed upon and no significant credit risk is deemed to be present. There were no commissions receivable at December 31, 2018.

Related to underwriting services provided whereby the Partnership receives a referral from its limited partner Texas Capital Bancshares, Inc. (TCB), 80% of each commission earned by the Partnership will be paid to TCB. During the year ended December 31, 2018 commission expense of $626,073 was recorded in the statement of operations related to this referral agreement.

Subsequent Events– The Partnership has evaluated subsequent events through February 26, 2019, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2018.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the initial limited partner was WoodRock, LLC. Effective November 6, 2015 Texas Capital Bancshares, Inc became a limited partner and obtained a 1% ownership interest from the initial limited partner. The general partner maintained its ownership interest of 1% and the limited partners have a 99% ownership interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests and in accordance with the Members Agreement between the parties. TCB began participating in allocations beginning in 2016.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC received an incremental allocation service fee of $84,000 per month for the period January 1, 2018 through December 31, 2018. Service fees and expense allocations for 2018 totaled $1,008,000.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE D   NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2018, the Partnership had net capital of $7,690,274 and a net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .11 to 1 at December 31, 2018. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables or advances to limited partner. At December 31, 2018, management determined that no allowance for doubtful accounts was necessary. For the year ended December 31, 2018, revenue from two customers represented 77% the Partnership's commission and other income.

NOTE F   SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2018, are listed in the following:

Revolving Line of Credit   7,500,000

The subordinated borrowings are from a limited partner, Texas Capital Bancshares, Inc., and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The line of credit is for a total of $15,0000,000 and matures October 26, 2020. The line bears interest at 2.0% and is payable on maturity of the line of credit advance, but can be prepaid at borrower's discretion. During 2018 the Partnership paid $150,700 in interest on the line of credit. The principal and interest under this Agreement are fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company that are not similarly subordinated.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL	
Total partners' capital qualified for net capital	$ 1,204,513
Additions to net worth	
Subordinated loan	7,500,000
Total capital and allowable subordinated liabilities	8,704,513
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	-
Prepaid expenses	40,001
Prepaid expenses - affiliate	974,238
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	7,690,274
Haircuts on securities	-
Net capital	$ 7,690,274
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 540
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Excess net capital	$ 7,590,274
Ratio: Aggregate indebtedness to net capital	0.11 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the corresponding amended unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by WoodRock Securities, L.P.

WOODROCK SECURITIES, L.P.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

<u>Exemption Provisions</u>

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
WoodRock Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WoodRock Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which WoodRock Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions) and (2) WoodRock Securities, L.P. stated that WoodRock Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. WoodRock Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WoodRock Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas

February 26, 2019

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

WoodRock Securities, L.P.'s Exemption Report

WoodRock Securities, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. WoodRock Securities, L.P. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2018.

2. WoodRock Securities, L.P. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

WoodRock Securities, L.P.

I, John P. Dennis, III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Designated Principal
Title

February 4, 2019